Filed Pursuant to Rule 433

Registration Statement No. 333-219499

September 11, 2017

Textron Inc.

$300,000,000 3.375% Notes due 2028

Pricing Term Sheet

Issuer:	Textron Inc.

Security:	3.375% Notes due 2028

Size:	$300,000,000

Maturity Date:	March 1, 2028

Coupon:	3.375%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2018

Price to Public:	99.966%

Benchmark Treasury:	UST 2.250% due August 15, 2027

Benchmark Treasury Price and Yield:	101-02+; 2.129%

Spread to Benchmark Treasury:	+125 bps

Yield to Maturity:	3.379%

Make-Whole Call:	T+20 bps (prior to December 1, 2027)

Par Call:	On or after December 1, 2027

Expected Settlement Date:	September 13, 2017 (T+2)

CUSIP / ISIN:	883203 BY6 / US883203BY60

Expected Ratings (Moody’s/S&P):*	Baa2 (stable) / BBB (stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC BNY Mellon Capital Markets, LLC The Williams Capital Group, L.P. Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free); or J.P. Morgan Securities LLC at 1-212-834-4533 (collect).